South Plains Financial, Inc.
5219 City Bank Parkway
Lubbock, Texas  79407

November 25, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tonya K. Aldave

Re:	South Plains Financial, Inc.
Registration Statement on Form S-4 (File No. 333-250021)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), South Plains Financial, Inc., a Texas corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-4 (File No. 333-250021) be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Standard Time, on November 30, 2020, or as soon thereafter as possible.

Please contact Heather A. Eastep of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (202) 955-1954 with any questions or comments.  In addition, please notify Mrs. Eastep via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

South Plains Financial, Inc.

By:	/s/ Curtis C. Griffith
Curtis C. Griffith
Chairman and Chief Executive Officer